SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of October, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Appointment of Director
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
For Immediate Release
Contact:       Bill Hensel, Director of Media Relations, AMVESCAP
Phone:         404-479-2886

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          AMVESCAP PLC Elects Edward Lawrence a Non-Executive Director
           Markwalter, Ridley Named to Executive Management Committee

London--October 12, 2004--AMVESCAP PLC today announced Edward P. Lawrence, 62, has been elected a non-executive member of the Board of Directors. Mr. Lawrence, a partner at the Boston law firm Ropes & Gray, has broad experience in matters related to the Investment Company Act, the Investment Advisors Act of 1940 and venture capital, and heads the investment committee of the firm's Trust Department.

"We look forward to benefiting from Ed Lawrence's wisdom and extensive industry experience as he joins our Board," said Charles W. Brady, executive chairman of AMVESCAP. "Ed's legal background, management insight and leadership will prove valuable."

With the addition of Mr. Lawrence, the Board consists of 13 members, eight of whom are independent.

He will be joining the Audit, Remuneration and Nomination and Corporate Governance committees. There is nothing further to disclose for Mr. Lawrence pursuant to Rule 16.4 of the Listing Rules of the U.K. Listing Authority. Mr. Lawrence will be standing for election for a full term at the next Annual General Meeting in April 2005. At the date of his appointment, Mr. Lawrence held no AMVESCAP PLC ordinary shares.

Mr. Lawrence graduated from Harvard College and earned a J.D. from Columbia University Law School. He serves on the board of the Attorneys' Liability Assurance Society, Ltd., is Chairman of the Board of the Massachusetts General Hospital, Boston and is Trustee of both Partners Healthcare System, Inc. in Boston and McLean Hospital in Belmont, MA.

The Company has named two of its executives to AMVESCAP's Executive Management Committee, the senior management body that oversees and supervises the business and strategy of AMVESCAP around the world. Joining the committee are Jack Markwalter, 45, CEO of Atlantic Trust, the company's private wealth management division, and David Ridley, 51, CEO of the INVESCO Division's Alternatives Group.

"David Ridley and Jack Markwalter have both done a superb job of building businesses that contribute to the success of AMVESCAP," said Brady. "David has managed the steady growth of our real estate investment business and has overseen its recent expansion into Europe. Jack has skillfully managed the expansion of our private wealth management business including the recent integration of Stein Roe Investment Counsel. Their experience and the perspectives they bring will be a welcome addition to the Executive Management Committee."

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  12 October, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary